

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Dennis Knocke
President and Chief Executive Officer
Nerium Biotechnology, Inc.
11467 Huebner Road, Suite 175
San Antonio, Texas 78230

> **Re: Nerium Biotechnology, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed June 16, 2020**
> **File No. 000-54051**

Dear Mr. Knocke:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically,

- the consolidated financial statements for the fiscal year ended December 31, 2019 do not include an audit report and we note from the disclosure in the filing that the audit has not yet been completed;
- since the registration statement does not contain financial statements for the quarter ended March 31, 2020, the registration statement does not contain updated financial statements.

This registration statement will become effective on August 15, 2020. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Please contact Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arnold Zipper, Esq.